SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )


                             ALLIANCE IMAGING, INC.
                             ----------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                                        -----
                         (Title of Class of Securities)


                                   018606-10-3
                      -------------------------------------
                      (CUSIP Number of Class of Securities)



                               ELIZA FRASER, ESQ.
                               ------------------
                                     GE FUND
                                     -------
                              3135 EASTON TURNPIKE
                              --------------------
                               FAIRFIELD, CT 06431
                               -------------------
                                 (203) 373-2442
                                 --------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                DECEMBER 18, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No.018606-10-3

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         GE Fund
         I.R.S. #22-2621967

2.       Check the Appropriate Box if a Member of a Group
         (a)      [ ]      (b)      [ ]

3.       SEC Use Only

4.       Source of funds

         Not applicable

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization

         New York

         Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power

         0

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         0

10.      Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [ ]

13.      Percent of Class Represented by Amount in Row (11)

         0.0%

14.      Type of Reporting Person

         CO

Item 1.  Security and Issuer

          This amendment amends a statement on Schedule 13D relating to the Common Stock, $0.01 par value per share ("Common Stock"), of Alliance Imaging, Inc., a Delaware corporation ("Alliance"), filed with the
     Securities and Exchange Commission on August 1, 1997. This amendment reports the conversion and surrender to Alliance of 3,000,000 shares of Alliance's Common Stock owned by GE Fund (the "Fund" or "Reporting Person"). The principal executive offices of Alliance are located at 3111 North Tustin Avenue, Orange, California 92865.

Item 2.  Identity and Background.

          This statement is filed by the Fund, a New York corporation (the "Fund" or the "Reporting Person"), having its principal executive offices at 3135 Easton Turnpike, Fairfield, CT. The Fund is a corporation under the not-for-profit corporation laws of the State of New York. The Fund principally invests its funds for charitable, scientific, literary and/or educational purposes.

          For information with respect to the identity and background of each director and executive officer of the Fund, see Schedule I attached hereto.

          During the last five years, neither the Fund nor, to the best of its knowledge, any person identified on Schedule I has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction as a result of which the Fund or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          All persons identified on Schedule I are United States citizens.

Item 3.  Source and Amount of Funds and Other Consideration

          Not applicable.

Item 4.  Purpose of Transaction

          On December 18, 1997, all 18,000 shares of Alliance's Series D 4% Cumulative Redeemable Convertible Preferred Stock (the "Series D Preferred Stock") owned by the Fund were converted into 3,000,000 shares (the "Conversion Shares") of Alliance's Common Stock (the "Common Stock Conversion"). Immediately following the Common Stock Conversion: (i) the Conversion Shares were converted into the right to receive $11.00 per share in cash (the "Cash Merger Price") pursuant to an Agreement and Plan of Merger between Newport Investment LLC and Alliance dated as of July 23, 1997, as amended (the "Merger Agreement") and (ii) the Fund surrendered the Conversion Shares to Alliance and received the Cash Merger Price pursuant to the terms of the Merger Agreement. The Merger Agreement is incorporated by reference herein to Exhibit 2.2 to Alliance's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 1, 1997.

          The Fund may change its current intentions, acquire additional Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to Alliance or any of its debt or equity securities in any manner permitted by law. Other than as set forth herein, the Fund has no current plans which relate to or would result in any of the events described in Items (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          (a)  Not applicable.

          (b)  Not applicable.

          (c)  The responses set forth in Item 4 are incorporated herein.

          (d)  Not applicable.

          (e) The Fund ceased to be the beneficial owner of more than five percent of the Common Stock on December 18, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

Item 7.  Material to be Filed as Exhibits

          None.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    GE FUND

                                                    By:  /S/ JANE POLIN
                                                         -------------------
                                                    Name:  Jane Polin
                                                    Title: Comptroller

                                                                      Schedule I
                                     GE Fund


DIRECTORS                          OFFICERS


Dennis D. Dammerman-Chairman       Dolores Cross          President
William F. Conaty                  Michael J. Cosgrove    Treasurer
Joyce Hergenhan                    Jane L. Polin          Comptroller
Lloyd G. Trotter                   Eliza W. Fraser        Counsel
Francis S. Blake
Benjamin W. Heineman, Jr.
Steven Kerr



NAME                   PRESENT BUSINESS ADDRESS                    PRESENT PRINCIPAL OCCUPATION

D.D. Dammerman         General Electric Company                    Senior Vice President-
                              3135 Easton Turnpike                 Finance- GE
                              Fairfield, CT 06431

W.J. Conaty            General Electric Company                    Senior Vice President -
                              3135 Easton Turnpike                 Human Resources- GE
                              Fairfield, CT 06431

B.W. Heineman, Jr.     General Electric Company                    Senior Vice President -
                              3135 Easton Turnpike                 General Counsel
                              Fairfield, CT 06431                  and Secretary-GE


L.G. Trotter           General Electric Company                    President -
                              41 Woodford Avenue                   GE Electrical
                              Plainville, CT 06062                 Distribution and Control


Joyce Hergenhan        General Electric Company                    Vice President- Corporate
                              3135 Easton Turnpike                 Public Relations-GE
                              Fairfield, CT 06431


Francis S. Blake       GE Power Systems                            Vice President-General Counsel-
                              1 River Road                         GE Power Systems
                              Schenectady, NY 12345

Steven Kerr            General Electric Company                    Vice President-GE Corporate
                              GE Crotonville                       Leadership Development
                              Old Albany Post Road
                              Ossining, NY 10562


Dolores Cross          General Electric Company                    President - GE Fund
                              3135 Easton Turnpike
                              Fairfield, CT 06431



Michael J. Cosgrove    General Electric Investment Corporation     Director-General Electric
                              GE Investment Management, Inc.       Investment Corporation
                              3003 Summer StreetP.O. Box 7900
                              Stamford, CT 06905



Jane L. Polin          General Electric Company                    Program Manager-Corporate Contributions-
                              3135 Easton Turnpike                 GE
                              Fairfield, CT 06431




Eliza W. Fraser        General Electric Company                    Associate Corporate Counsel - GE
                              3135 Easton Turnpike
                              Fairfield, CT 06431



The IRS number for GE Fund is 22-2621967